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                                                               Page 1 of 7 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                           _________________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 5)


                           The Bon-Ton Stores, Inc.
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                               (Name of Issuer)


                                 Common Stock
 -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09776J 10 1
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                                (CUSIP NUMBER)
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CUSIP No. 09776J 10 1                                          Page 2 of 7 Pages


1.  NAME OF REPORTING PERSONS:  M. Thomas Grumbacher
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION                United States of America
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  NUMBER OF       5. SOLE VOTING POWER                                 3,794,083
   SHARES         --------------------------------------------------------------
 BENEFICIALLY     6. SHARED VOTING POWER                               1,077,464
   OWNED BY       --------------------------------------------------------------
    EACH          7. SOLE DISPOSITIVE POWER                            3,794,083
  PERSON WITH     --------------------------------------------------------------
                  8. SHARES DISPOSITIVE POWER                          1,077,464
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       4,871,547
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [ ]
    CERTAIN SHARES*
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      32.0%
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12.  TYPE OF REPORTING PERSON*                                             IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 09776J 10 1                                          Page 3 of 7 Pages


ITEM 1(A).     NAME OF ISSUER:

               The Bon-Ton Stores, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2801 E. Market Street
               York, PA  17402

ITEM 2(A).     NAME OF PERSON FILING:

               M. Thomas Grumbacher

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The Bon-Ton Stores, Inc.
               2801 E. Market Street
               York PA  17402

ITEM 2(C).     CITIZENSHIP:

               United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(E).    CUSIP NUMBER:

              09776J 10 1

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
          13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:  Not Applicable


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CUSIP No. 09776J 10 1                                          Page 4 of 7 Pages


               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                       Exchange Act;

               (d) [ ] Investment Company registered under Section 8 of the
                       Investment Company Exchange Act;

               (e) [ ] Investment Adviser in accordance with Rule 13d-
                       1(b)(1)(ii)(E);

               (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G);

               (h) [ ] Saving Association as defined in Section 3(b) of The
                       Federal Deposit Insurance Act;

               (i) [ ] Church Plan that is excluded from the definition of an
                       Investment Company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.  OWNERSHIP.

       (a)  Amount beneficially owned: 4,871,547

       (b)  Percent of Class:          32.0%

       (c)  Number of shares as to which such person has:

             (i) Sole power to vote or direct the vote: 3,794,083


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CUSIP No. 09776J 10 1                                          Page 5 of 7 Pages


            (ii) Shared power to vote or to direct the vote: 1,077,464

           (iii) Sole power to dispose or direct the disposition of: 3,794,083

            (iv) Shared power to dispose or to direct the disposition of:
                 1,077,464

     M. Thomas Grumbacher beneficially owns 4,871,547 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 32.0% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Grumbacher beneficially owns 1,387,830 shares of Common Stock and 2,406,253 shares of the Issuer's Class A Common Stock, $.01 par value ("Class A Common Stock"). Mr. Grumbacher also beneficially owns 321,504 shares of Common Stock and 545,237 shares of Class A Common Stock as a result of the capacity of his spouse, Nancy T. Grumbacher ("Nancy T. Grumbacher"), as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"), and beneficially owns 24,950 shares of Common Stock as a result of the capacity of Nancy T. Grumbacher as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1989 Trusts and the 1993 Trusts is created for the benefit of one of Mr. Grumbacher's three adult children. The 1989 Trusts and the 1993 Trusts are hereinafter collectively referred to as the "Trusts."

     Mr. Grumbacher also beneficially owns 185,773 shares of Common Stock in his capacity as a director of a charitable foundation (the "Foundation") which owns 185,773 shares of Common Stock.

     Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of all shares of Class A Common Stock listed above, Mr. Grumbacher has the sole power to vote and to dispose of, or to direct the vote and disposal of, 3,794,083 shares of Common Stock, and has shared power to direct the vote and disposal of 1,077,464 shares of Common Stock held by the Trusts and the Foundation.

     Mr. Grumbacher disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock owned by each of the 1989 Trusts and all shares of Common Stock owned by each of the 1993 Trusts and the Foundation.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


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CUSIP No. 09776J 10 1                                          Page 6 of 7 Pages


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The 1989 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust. Nancy T. Grumbacher is co-trustee of each of the 1989 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust with co-trustees, David R. Glyn and Henry F. Miller. The 1993 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by each such trust. Nancy T. Grumbacher is co-trustee of each of the 1993 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by each such trust with a co-trustee, Henry F. Miller. The Foundation also has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. Mr. Grumbacher is one of three directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation with the other directors of the Foundation, Nancy T. Grumbacher and David J. Kaufman.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

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CUSIP No. 09776J 10 1                                          Page 7 of 7 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          March 8, 1999
                                                   ---------------------------
                                                             (Date)


                                                    /s/ M. Thomas Grumbacher
                                                   ---------------------------
                                                           (Signature)


                                                        M. Thomas Grumbacher
                                                   ---------------------------
                                                           (Name/Title)